EXHIBIT 3.2

ADDENDUM TO
AMENDED AND RESTATED
COMMON STOCK AND WARRANT PURCHASE AGREEMENT
of
ADS Media Group, Inc.

            This Addendum (the "Addendum") to the Amended and Restated Common Stock and Warrant Purchase Agreement of ADS Media Group, Inc. (the "Company"), first dated June 16, 2006 (the "Agreement"), is entered on October 25, 2006, by and between the Company, Charter Venture Partners, LP ("Charter Venture"), and the Company's directors, Clark R. Doyal, James D. Schell, Gary Davis and Bryan T. Forman (together, the "Directors").

Recitals

A.

Section 6.2(c) of the Agreement permits Charter Venture, within, four (4) months after the Charter Venture Closing Date (defined in the Agreement) to appoint one additional director to the Company's board of directors, subject to the remaining provisions of Section 6.2(c). The Company's bylaws permit its directors to appoint new members of the board of directors to fill vacancies.

B.

In order to obtain the investment of Charter Venture pursuant to the Agreement and assure compliance with the terms of Section 6.2(c) of the Agreement, the Directors agree to vote to appoint a new member of the board of directors designated by Charter Venture, if Charter Venture elects to designate a director and the designee is otherwise acceptable to each director in the discharge in good faith of their duties as directors of the Company.

Agreement

Now therefore, in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1.     Designation of Board Nominee. Upon Closing and consummation of the investment in the Company by Charter Venture contemplated in the Agreement, Charter Venture, in its sole discretion, may designate one individual to serve on the board of directors of the Company. Charter Venture must notify the Company in writing of its decision to make such a designation and the name of the designee within four (4) calendar months after the Charter Venture Closing Date if at all. If Charter Venture designates a person to serve as a Director, then for so long as Charter Venture owns Registrable Securities equal to at least ten percent (10%) of the Fully Diluted Common Stock, Charter Venture shall continue to have the right to designate one member to serve on the Board of Directors.

     (a)     Charter Venture must agree in its notice of designation to make the designee available for interview (which may be conducted by telephone) by a director or committee of directors of the Company within five (5) days after submitting its notice of designation at a time mutually agreeable to the designee and the Company.

(b) Charter Venture must include with its notice of designation an Insider Questionnaire completed and signed by the designee, the form of which is attached to this Addendum as Attachment "A."

2. Action by Board of Directors.

     (a)     Within ten (10) days after receipt of a notice of designation of a director pursuant to Section 1 of this Addendum, the Company must hold a duly called meeting of directors to consider and act upon the appointment of the designee as a director. The directors must vote to appoint the designee of Charter Venture a director of the Company, unless in their good faith opinion after reasonable investigation, the appointment of the designee would be opposed to the best interests of the Company.

     (b)     If the directors, acting in good faith, vote not to appoint the designee as a director, Charter Venture may, within four months after the action of the directors not to appoint the designee as a director, designate substitute individual as director as provided in Section 6.2(c) of the Agreement, in which case the procedures for appointment by a board member set forth in Sections 1 and 2 will apply as for the original designation. In the event that the directors vote not to appoint the second member, Charter Venture will have the right to designate additional directors during successive four month periods until a Charter Venture designee has been approved by the board or elected at a duly called shareholders' meeting.

(c) The action by the board of directors to appoint Charter Venture's designee as a director of the Company may be taken by unanimous written consent in lieu of a meeting of the board of directors.

     3.     Enlargement of Number of Directors. All Directors agree to vote to expand the Company's board of directors to six members if needed in order to create a director's seat for a director designated by Charter Venture.

     4.     Remedies. Because an award of money damages would be inadequate for any breach of this Addendum by the Company or the Directors and any such breach would cause Charter Venture irreparable harm, the Company and Directors also agrees that, in the event of any breach or threatened breach of this Addendum, Charter Venture will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this letter agreement but will be in addition to all other remedies available at law or equity to Charter Venture.

     5.     No Implied Waivers; Cumulative Remedies; Writing Required. No delay or failure in exercising any right, power or remedy hereunder shall affect or operate as a waiver thereof; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that the parties would otherwise have. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Addendum or any such waiver of any provision or condition of this Addendum must be in writing, and shall be effective only to the extent in such writing specifically set forth.

6. Governing Law; Consent to Jurisdiction. This Addendum shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to conflict of laws principles.

     7.     Severability. Whenever possible, each provision of this Addendum shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Addendum is held to be prohibited by or invalid under applicable law in any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating any other provision of this Addendum.

8. Headings. Section headings in this Addendum are included for convenience of reference only and shall not constitute a part of this Addendum for any other purpose.

     9.     Counterparts. This Addendum may be executed in any number of counterparts and by any party hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument.

In witness whereof, the parties hereto have executed this Addendum as of the day and year first above written.

COMPANY:

ADS MEDIA GROUP, INC., a Utah corporation

By: /s/ Clark R. Doyal
Name: Clark R. Doyal
Title: CEO

DIRECTORS:

/s/ Clark R. Doyal
Clark R. Doyal

James D. Schell
James D. Schell

Gary Davis
Gary Davis

/s/ Bryan T. Forman
Bryan T. Forman

CHARTER VENTURE PARTNERS, L.P.
("Charter Venture")

By:
Name:
Title: